UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On May 8, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 3:00 p.m. (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. On April 15, 2026 (the “Record Date”), the record date for the EGM, there were 18,314,018 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding and entitled to vote at the EGM. 2,887,230 Class A ordinary shares each carrying one vote and 600,000 Class B ordinary shares each carrying thirty votes, representing a total of 20,887,230 votes, were represented in person or by proxy, constituting a quorum. One item of business was acted upon by the Company’s shareholders at the EGM, which was approved by the shareholders, that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 30 June 2026 (the “Effective Date”):

(a)	every three (3) to every four hundred (400) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0003125 each and class B ordinary shares of par value US$0.0003125 each) in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Consolidation Share(s)”), and such Consolidated Share(s) shall have the rights and be subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association (the “Share Consolidation”), and that the board of directors of the Company be and is hereby granted with fully authority to determine the Consolidation Ratio by not later than the Effective Date;

(b)	all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation;

(c)	the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date failing which this resolution shall not take any effect;

(d)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

The voting results were as follows:

For (Votes)	Against (Votes)	Abstain (Votes)
20,733,589	153,180	461

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: May 8, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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